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                          November 26, 2021

       Tom Chesterman
       Chief Financial Officer
       SenesTech, Inc.
       23460 N 19th Ave., Suite 110
       Phoenix, AZ 85027

                                                        Re: SenesTech, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 19,
2021
                                                            File No. 333-261227

       Dear Mr. Chesterman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Chris Hall, Esq.